650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 16, 2015

Via EDGAR and Overnight Delivery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Ji Shin
Amanda Kim
Stephen Krikorian

Re:	MINDBODY, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on June 8, 2015
File No. 333-204068

Ladies and Gentlemen:

On behalf of our client, MINDBODY, Inc. (“MINDBODY” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 12, 2015, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 3 and a copy marked to show all changes from Amendment No. 2 to the Registration Statement filed on June 8, 2015 (“Amendment No. 2”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 2), all page references herein correspond to the page of Amendment No. 3.

Prospectus Summary, page 1

1.

We note that you have added disclosure in this amendment that entities associated with J.P. Morgan Investment Management Inc. (“JPM Entities”), an approximately 10% shareholder, has indicated an interest in purchasing up to $10.0 million of your Class A common stock in this offering. We also note your disclosure in the Prospectus Summary that any shares purchased by the JPM Entities will be subject to lock-up restrictions. However, on page 44, you state that beginning on the date of the prospectus, all 7,150,000 shares of Class A common

Securities and Exchange Commission

June 16, 2015

stock sold in the offering will be immediately available for sale in the public market. Please clarify whether the shares that may be purchased by the JPM Entities will be subject to lock-up restrictions. If the shares that the JPM Entities purchase in the offering will be subject to a 180-day lock-up, please state so clearly here and in the Risk Factors, Shares Eligible for Future Sale and Underwriting sections.

In response to the Staff’s comment, we have revised the disclosure on pages 44, 47, 152 and 159 of Amendment No. 3 to state that any shares purchased by the JPM Entities in the Company’s initial public offering will be subject to a 180-day lock-up restriction.

2.	You disclose that up to 5% of the shares being offered by the prospectus will be offered through a directed share program to “business associates and other parties that have relationships with [you] or [y]our officers.” Please state whether the shares to be offered through the directed share program will be subject to lock-up agreements, and describe with more specificity, if possible, the nature of the “relationships” and the business associates to whom shares will be offered. This comment also applies to your Underwriting section.

In response to the Staff’s comment, we have revised the disclosure on pages 11, 44, 47, 153 and 160 of Amendment No. 3 to clarify which shares offered through the directed share program will be subject to lock-up agreements and to describe with more specificity the nature of the relationships and the business associates to whom shares will be offered.

Risk Factors, page 17

General

3.	Please consider adding risk factor disclosure regarding any possible reduction in the available public float due to the JPM Entities purchasing shares in the offering.

In response to the Staff’s comment, we have revised the disclosure on page 47 of Amendment No. 3 to add a risk factor regarding a possible reduction in the available public float due to the JPM Entities purchasing shares in the offering.

Principal Stockholders, page 144

4.	For illustrative purposes, please consider disclosing in footnote 10 the percentage ownership of the JPM entities if they were to purchase all of the $10 million in the offering.

In response to the Staff’s comment, we have revised the disclosure on page 146 of Amendment No. 3 to disclose in footnote 10 the percentage ownership of the JPM entities if they were to purchase all of the $10 million in the offering.

*            *             *

Securities and Exchange Commission

June 16, 2015

Please direct any questions regarding the Company’s responses to me at (650) 565-3969 or javina@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Jon C. Avina

Jon C. Avina

cc:	Richard L. Stollmeyer, MINDBODY, Inc.
Brett White, MINDBODY, Inc.
Kimberly G. Lytikainen, MINDBODY, Inc.

David Peinsipp, Cooley LLP
Charles S. Kim, Cooley LLP
Andrew S. Williamson, Cooley LLP